EXHIBIT 99.1

ECMOHO and L&P Cosmetic Formed a Comprehensive Strategic Partnership

SHANGHAI, China, April 20, 2020 (GLOBE NEWSWIRE) -- ECMOHO Limited (“ECMOHO” or the “Company”; Nasdaq: MOHO), a leading integrated solution provider in the rapidly growing non-medical health and wellness market in China, and L&P Cosmetic Co., Limited (“L&P Cosmetic”), a Korean cosmeceutical company, whose brands include MEDIHEAL, have entered into a comprehensive strategic partnership, in which ECMOHO will provide integrated omni-channel marketing services for L&P Cosmetic by introducing MEDIHEAL to Chinese consumers who are keen on Korean beauty products. ECMOHO will leverage its expertise in data analytics and digitization to support MEDIHEAL in reaching Chinese consumers, offering consumer insights and leveraging online and offline integrated channels to provide consumers with personalized products. Through data analytics, ECMOHO can precisely target consumers with the most appropriate products based on their gender, skin characteristics, geographic region, and climate.

As a leading integrated solution provider, ECMOHO brings a well-connected ecosystem to brands and helps brands facilitate digital transformation in sales, logistics, supply-chain and consumer management. ECMOHO’s expertise ensures the continuous growth of brands and strengthens the Company’s collaboration with brand partners.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the Company’s partnership with L&P Cosmetic, the Company’s expectations regarding demand for and market acceptance of MEDIHEAL’s products, and the effectiveness of the Company’s targeted marketing of MEDIHEAL’s products, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Limited

ECMOHO is a leading integrated solution provider in the rapidly growing non-medical health and wellness market in China. The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products. Through over seven years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Ltd.
Ms. Ellen Chiu
Email: ir@ecmoho.com